UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08028862

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-65967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIVATE ENERGY SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 STATION STREET, 2ND FLOOR
(No. and Street)

SIMSBURY	**CT**	**06070**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MACK **(212) 744-1549**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **WILLIAM E. WEIDNER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PRIVATE ENERGY SECURITIES, INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]
Signature

President
Title

[signature: Karen A. Dessen]
Notary Public

My commission expires 8/31/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PRIVATE ENERGY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

PRIVATE ENERGY SECURITIES, INC.
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Private Energy Securities, Inc.

We have audited the accompanying statement of financial condition of Private Energy Securities, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Private Energy Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

PRIVATE ENERGY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	52,608
Accounts receivable		214,539
Other assets		575
TOTAL ASSETS	$	267,722

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	18,396
Shareholders' equity:		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		9,800
Retained earnings		229,526
Total shareholders' equity		249,326
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	267,722

See accompanying notes to statement of financial condition.

PRIVATE ENERGY SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Private Energy Securities, Inc. (the "Company") was incorporated under the laws of the State of Connecticut on March 4, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business activities include arranging for the issuance of debt and equity securities of oil and gas companies, which it introduces to institutional money managers for long-term investment in the energy sector. The Company also assists in arranging mergers or acquisitions

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account.

NOTE 4. RELATED PARTY TRANSACTIONS

The shareholders of the Company are also owners of a related entity. Under the agreements with this and other affiliated entities, the Company compensates these entities for services they render to the Company in connection with successful investment banking and other related transactions in which these entities participate.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of $34,212, which exceeds the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1 as of December 31, 2007.

END